UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Greenbrook TMS Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

3937043309

(CUSIP Number)

Matthew Girandola

330 Madison Avenue – Floor 33

New York, NY 10017

(646) 560-5490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 393704309	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,282,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,282,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,282,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 393704309	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 536,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 536,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,147,272
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,147,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,684,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,684,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,684,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,684,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,684,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,684,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT OPPORTUNITIES, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 598,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 598,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 598,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 598,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 598,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 598,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D	Page 10 of 16 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Greenbrook TMS Inc., an Ontario corporation (the “Company”). The Company’s principal executive offices are located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Madryn Asset Management, LP (“Madryn”)	Delaware
Madryn Health Partners II, LP (“MHP II”)	Delaware
Madryn Health Partners II (Cayman Master), LP (“MHP II Cayman”)	Cayman Islands
Madryn Select Opportunities, LP (“MSO” and, together with MHP II and MHP II Cayman, the “Funds”)	Delaware
Madryn Health Advisors II, LP (“MHA II LP”)	Delaware
Madryn Health Advisors GP II, LLC (“MHA GP II LLC”)	Delaware
Madryn Select Advisors, LP (“MSA LP”)	Delaware
Madryn Select Advisors GP, LLC (“MSA GP LLC” and, together with MHA II LP, MHA GP II LLC, and MSA LP the “Advisors”)	Delaware

(b) The principal business and principal office address for each of the Reporting Persons is 330 Madison Avenue – Floor 33, New York, NY 10017.

(c)(f) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Madryn	Investment advisor of the Funds
Funds	Investment Fund
Advisors	General partner of the Funds

A list of Madryn’s directors, executive officers and managers (collectively, the “Covered Persons”) is set forth below. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen. Other than as set forth below, none of the Reporting Persons have appointed any executive officers or directors:

Name	Principal Occupation
Avinash Amin	Member
John Ricciardi	Chief Financial Officer/Chief Operating Officer
Matthew Girandola	Chief Compliance Officer

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 393704309	13D	Page 11 of 16 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 14, 2022, the Company entered into a credit agreement in connection with a $75.0 million secured credit facility (the “Credit Facility”) with Madryn and its affiliates. The Credit Facility permitted the Company to draw $55.0 million in combined Term A and Term B tranches up front and further provided the Funds with the option to convert up to $5.0 million of the outstanding principal amount of the loan into Common Stock at a price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange prior to each such issuance.

On February 1, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2.0 million (the “Term D Loan”). The Term D Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $182,000 of the outstanding principal amount of the Term D Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange.

On February 21, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2.0 million (the “Term E Loan”). The Term E Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $182,000 of the outstanding principal amount of the Term E Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange.

On March 20, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1.0 million (the “Term F Loan”). The Term F Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $91,000 of the outstanding principal amount of the Term F Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange.

On March 23, 2023, the Company completed a non-brokered private placement (the “Private Placement”) of 11,363,635 shares of Common Stock, at a price of $0.55 per share, for aggregate gross proceeds of approximately $6.25 million. In connection with the Private Placement, the Funds acquired 6,363,636 shares of Common Stock.

On March 24, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1.0 million (the “Term G Loan”). The Term G Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $91,000 of the outstanding principal amount of the Term G Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange.

The funds used to make such loans and acquire beneficial ownership of the shares reported herein were composed of the investment capital of the applicable Funds.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

CUSIP NO. 393704309	13D	Page 12 of 16 Pages

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described in Item 6 below, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, the Reporting Persons have had and intend to continue having discussions, from time to time, with management and the board of directors of the Company, and may engage with other stockholders or securityholders of the Company and other relevant parties, or take other actions concerning, the Company’s business, lines of business, operations, strategy, previously announced restructuring, plans and prospects; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the board of directors or management; a material change in the capitalization or dividend policies; other material changes in the Company’s business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons beneficially own in the aggregate 9,282,296 shares of Common Stock, which represents approximately 21.2% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on 43,718,840 shares of Common Stock outstanding. This is composed of i) 29,436,545 shares of Common Stock outstanding as of September 30, 2022, as reported by the Issuer in its Form 6-K filed on November 8, 2022; ii) 11,363,635 shares issued in connection with a private placement of common shares of the Company, as reported by the Issuer in its Form 6-K filed on March 24, 2023; and iii) 2,918,660 shares issuable to the Reporting Persons upon the exercise of conversion instruments.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment manager for each of the Funds, and Advisors, as the general partner for each of the Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

CUSIP NO. 393704309	13D	Page 13 of 16 Pages

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as described herein, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Resale Registration Rights Agreement

In connection with the Private Placement described in Item 3 hereto, MHP II and MHP II Cayman entered into a Resale Registration Rights Agreement, dated as of March 21, 2023, by and among the Company and the Purchasers named therein (the “Registration Rights Agreement”). The Registration Rights Agreement provides MHP II and MHP II Cayman with certain registration rights related to the shares acquired in connection with the Private Placement. The description of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Common Share Conversion Instrument

On July 14, 2022, MSO entered into a Common Share Conversion Instrument with the Company and the Administrative Agent named therein (the “MSO Conversion Instrument”). The MSO Conversion Instrument provides MSO with certain registration rights related to the shares issuable upon conversion of the loans under the Credit Facility. The description of the MSO Conversion Instrument is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Fourth Amended and Restated Common Share Conversion Instruments

On March 27, 2023, MHP II and MHP II Cayman each entered into a Fourth Amended and Restated Common Share Conversion Instrument with the Company and the Administrative Agent named therein (the “Conversion Instruments”). The Conversion Instruments provide MHP II and MHP II Cayman, as applicable, with certain registration rights related to the shares issuable upon conversion of the loans under the Credit Facility. The description of the Conversion Instruments is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

CUSIP NO. 393704309	13D	Page 14 of 16 Pages

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Common Share Conversion Instrument, dated July 14, 2022, by and among the Company, Madryn Select Opportunities, LP and Madryn Health Partners II (Cayman Master), LP.

Exhibit 99.2	Resale Registration Rights Agreement, dated March 21, 2023 (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed on March 24, 2023).

Exhibit 99.3	Fourth Amended and Restated Common Share Conversion Instrument, dated March 27, 2023, by and among the Company, Madryn Health Partners II, LP and Madryn Fund Administration, LLC.

Exhibit 99.4	Fourth Amended and Restated Common Share Conversion Instrument, dated March 27, 2023, by and among the Company, Madryn Health Partners II (Cayman Master), LP and Madryn Fund Administration, LLC.

CUSIP NO. 393704309	13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of the Company.

Dated: April 3, 2023

Madryn Asset Management, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners II, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Partners II (Cayman Master), LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Advisors II, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Health Advisors GP II, LLC

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Select Advisors, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

Madryn Select Advisors GP, LLC

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer

CUSIP NO. 393704309	13D	Page 16 of 16 Pages

Madryn Select Opportunities, LP

By:	/s/ Matthew Girandola
Name:	Matthew Girandola
Title:	Chief Compliance Officer